January 4, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Gregory Dundas, Attorney Advisor

Re:	Solis Tek Inc.
Registration Statement on Form S-1 (File No. 333-222193)

Dear Mr. Dundas:

We are in receipt of your Letter of January 3, 2018 indicating that the above referenced filing (the “Registration Statement”) will not be reviewed.

We have filed simultaneously with this Letter Amendment No. 1 to the Registration Statement which provides for additional shares to be registered. The Amendment is necessary because of a mathematical error that was made in computing the number of shares that are being registered on behalf of the Series A Preferred Shareholder. There are no additional shareholders whose shares have been included for registration.

We have also filled simultaneously with this Letter, the Company’s Request for Acceleration of the Registration Statement for January 5, 2018 at 1 P.M. or as soon thereafter as is practicable.

Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:	/s/ Brad Bingham